SUPPLEMENT NO. 7
DATED AUGUST 17, 2010
TO THE PROSPECTUS DATED OCTOBER 15, 2009
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This document supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated October 15, 2009, as supplemented by supplements no. 5 dated July 2, 2010, and no. 6 dated July 12, 2010.  Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

•	The status of our initial public offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended June 30, 2010; and

•	our unaudited financial statements and the notes thereto as of and for the three months ended June 30, 2010.

Status of our Initial Public Offering

We initiated our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under a distribution reinvestment plan at an initial price of $9.50 per share.  As of August 13, 2010, we had received gross offering proceeds of approximately $4.5 million.  Accordingly, as of August 13, 2010, there are approximately 99,494,000 shares remaining for sale in this offering.  The Company currently accepts stockholders residing in 48 of the 50 states and in the jurisdiction of Washington, D.C. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania. Solicitations will not be made to, nor subscriptions accepted from residents of Ohio until after the company has accepted subscriptions totaling at least $50 million. We expect to offer shares of common stock in our primary offering over a two-year period, or until October 15, 2011. If we have not sold all of the shares within two years, we may extend the primary offering for an additional year until October 15, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Bluerock Enhanced Multifamily Trust, Inc., and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Bluerock Enhanced Multifamily Trust, Inc., a Maryland corporation, and, as required by context, Bluerock Enhanced Multifamily Holdings, L.P. , a Delaware limited partnership, which we refer to as our “operating partnership,” and to their subsidiaries.

Forward-Looking Statements

Certain statements included in this discussion are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Bluerock Enhanced Multifamily Trust, Inc., and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	Our officers and non-independent directors have substantial conflicts of interest because they also are officers and owners of our advisor and its affiliates, including our sponsors.

•
We will rely on our advisor, an affiliate of our officers and non-independent directors, to manage our business and select and manage investments. Our advisor is a newly formed entity. The success of our business will depend on the success of our advisor in performing these duties.

•
To the extent we sell substantially less than the maximum number of shares in this offering, we may not have sufficient funds, after the payment of offering and related expenses, to acquire a diverse portfolio of properties.

•	We may fail to qualify as a REIT for federal income tax purposes. We would then be subject to corporate level taxation and we would not be required to pay any distributions to our stockholders.

•
We anticipate that we will invest in multifamily development projects. These investments involve risks beyond those presented by stabilized, income-producing properties. These risks may diminish the return to our stockholders.

•
We anticipate that we will invest in subordinated and bridge loans originated for multifamily acquisitions and for multifamily development projects. Subordinated and bridge loans involve greater risk of loss than senior secured loans because such investments may be partially or entirely lost as a result of foreclosure by the senior lender.

•
Other programs owned or advised by our officers and non-independent directors or their affiliates may compete with us for the time and attention of these executives, and our officers and non-independent directors will experience conflicts of interest in allocating investment opportunities among other affiliated entities and us.

•
To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective, may reduce the overall returns on your investment and may expose us to the credit risk of counterparties.

All forward-looking statements should be read in light of the factors identified in the “Risk Factors” section of our prospectus, the same may be amended and supplemented from time to time.

Overview

We are a recently formed Maryland corporation that intends to qualify as a REIT beginning with the taxable year ended December 31, 2010.

As of May 20, 2010 we had received gross offering proceeds sufficient to satisfy the minimum offering amount. Accordingly we broke escrow with respect to subscriptions received from all states in which our shares are currently being offered.  As of August 3, 2010, we had accepted aggregate gross offering proceeds of $4,374,547.  We will experience a relative increase in liquidity as we receive additional subscriptions for shares and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our assets.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

We intend to make an election to be taxed as a REIT under Section 856(c) of the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Results of Operations

Our results of operations for the three months and the six months ended June 30, 2010 are not indicative of those expected in future periods as we were in our organizational and development stage and had not commenced business operations until the purchase of our first asset on December 3, 2009.

Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the apartment housing industry and real estate generally, which may be reasonably anticipated to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of our assets.

Three months and six months ended June 30, 2010

Through related party loan transactions, as of June 30, 2010, we had acquired ownership interests in three joint ventures as detailed in the above Note 6 (Investments in Real Estate.)  In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

We account for our acquisitions of property in accordance with the provisions of the Consolidation Topic of the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”).  The Company consolidates the joint ventures because we have a controlling financial interest in the joint ventures.

Rental revenue was approximately $2.3 million and $3.3 million, respectively for the three months and the six months ended June 30, 2010 and includes net base rent and tenant reimbursements from our three properties. We expect rental income and tenant reimbursements to increase in future periods as a result of anticipated future acquisitions of real estate.

Property operating expenses were approximately $511,000 and $794,500, respectively for the three months and the six months ended June 30, 2010.   Property taxes and insurance   were approximately $273,000 and $387,700, respectively for the three months and the six months ended June 30, 2010 ..  The increase in property operating costs, real estate taxes and insurance was due to the growth in our real estate portfolio. We expect these amounts to increase in future periods as a result of anticipated future acquisitions of real estate.

Management fees were approximately $110,300 and $177,400, respectively for the three months and the six months ended June 30, 2010 and include the property management fee and the asset management fee paid to our advisor.  We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Real estate acquisition fees and expenses were approximately $576,000 for  the six months ended June 30, 2010 and relate to the acquisition of Creekside and Meadowmont real estate properties. The acquisition fees paid in December 2009 for the Springhouse acquisition were capitalized as part of the purchase price of the property as was appropriate prior to January 1, 2010 when revised accounting guidance was issued.

General and administrative expenses were approximately $116,400 and $143,200, respectively for the three months and the six months ended June 30, 2010.

Depreciation and amortization totaled approximately $1.6 million and $2.1 million, respectively for the three months and the six months ended June 30, 2010 and were comprised of depreciation on the properties and amortization of loan financing costs associated with the property acquisitions.

Interest expense was approximately $908,000 and $1.3 million, respectively for the three months and the six months ended June 30, 2010 and was related to mortgage and affiliate loans for our property acquisitions .

Loss allocated to non-controlling interests was approximately $1.1 million and $1.3 million, respectively for the three months and the six months ended June 30, 2010 and represents the 62.5% pro-rata share of the consolidated loss from the Springhouse joint venture, 77.3% of the loss from the Creekside joint venture and 87.5% of the loss from the Meadowmont joint venture.

 Organization and Offering Costs

Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with our ongoing initial public offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf; however, our advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us exceed 15% of gross proceeds from our ongoing initial public offering. Through June 30, 2010, including shares issued through our dividend reinvestment plan, we had sold 407,404 shares in the offering for gross offering proceeds of $3,557,097 and recorded organization and other offering costs of $209,302 and selling commissions and dealer manager fees of $369,630.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from funds from operations. Funds from operations is not equivalent to our net operating income or loss as determined under GAAP. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds From Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT.

We consider FFO to be an appropriate supplemental measure of a REIT’s operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure. We define FFO, a non-GAAP measure, consistent with the NAREIT’s definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joints ventures will be calculated to reflect FFO on the same basis.  Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.

 In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO") which excludes from FFO acquisition expenses to further evaluate our operating performance. We believe that MFFO with this adjustment, like those already included in FFO, is helpful as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating valuation changes. As explained below, management's evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations:

 Acquisition expense.  In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Prior to our 2009 Springhouse acquisition, costs for both of these types of investments were capitalized; however, beginning after our 2009 Springhouse acquisition, acquisition costs related to business combinations are expensed. Both of these acquisitions costs have been and will continue to be funded from the proceeds of our Initial Public Offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition expenses include those incurred with our Advisor or third parties. The following table presents our calculation of FFO and MFFO for the three and six months ended June 30, 2010:

	Three months ended June 30, 2010	Six months ended June 30, 2010
Net loss	$(695,420)	$(901,659)
Add:
Loss attributable to noncontrolling interests	(1,118,353)	(1,328,885)
Depreciation of real estate assets	1,602,118	2,075,930
Amortization of lease-related costs	35,247	52,760
FFO	$(176,408)	$(101,854)
Acquisition expenses	576,126	576,126
MFFO	$399,718	$474,272

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Liquidity and Capital Resources

We are offering a maximum of $1,000,000,000 in shares and a minimum of $2,500,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers.  We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share.

Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans or securities we acquire, and construction and development costs and the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of our public offering. We intend to acquire our assets with cash and mortgage or other debt, but we may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of limited partnership interest in our operating partnership. Due to the delay between the sale of our shares and our acquisitions, there may be a delay in the benefits to our stockholders, if any, of returns generated from our investments.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, continuing debt service obligations and the payment of distributions. However, our ability to finance our operations is subject to several uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell real estate investments is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, our policy will be to pay distributions from cash flow from operations. However, some or all of our distributions may be paid from other sources, such as from borrowings, advances from our advisor, our advisor’s deferral of its fees and expense reimbursements or the proceeds of our public offering.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of the cost of our assets unless a majority of our independent directors approves the borrowing. Our charter also requires that we disclose the justification for any borrowings in excess of the 75% leverage guideline in the next quarterly report. Our independent directors approved the borrowing of approximately $4.6 million to purchase the Springhouse and Creekside properties resulting in a leverage ratio in excess of the 75% guideline. The independent directors determined that the excess leverage was justified for the following reasons:

•	the loans enabled us to purchase the property and earn rental income more quickly;

•
the property acquisition is likely to increase the net offering proceeds from our initial public offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital;

•	the loans are non-recourse to the Company;

•	the prospectus for our initial public offering disclosed the likelihood that we would exceed the charter’s leverage guidelines during the early stages of the offering.

Distributions

On May 10, 2010, our board of directors approved a monthly cash distribution of $0.05833 per common share. This distribution was paid in cash to each shareholder of record as of May 31, 2010 and June 30, 2010 and was paid on or before the 15th of the following month. We can make no assurance that our board of directors will continue to approve monthly distributions at the current rate; however the recently approved distribution represents an amount that, if paid each month for a 12-month period, would equate to a 7.0% annualized rate based on a purchase price of $10.00 per share. Our initial cash distributions have been funded from proceeds from our Initial Public Offering.

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of funds from operations.

Distributions declared, distributions paid, cash flows from operations and funds from operations were as follows for the second quarter of 2010

	Distributions Declared
Period	Cash	Reinvested	Total	Cash Flow from Operations	FFO	MFFO
Second Quarter 2010	$16,712	$10,891	$27,603	$207,089	($101,854)	$474,272

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence real estate operations. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation

We have to make subjective assessments as to the useful lives of our depreciable assets. These assessments have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings                                                                   25-40 years
Building improvements                                           10-25 years
Land improvements                                                 20-25 years
Tenant origination and absorption costs             Remaining term of related lease

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values, acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. During the six months ended June 30, 2010, the Company acquired interests in two real estate assets and recorded each acquisition as a business combination and expensed $576,126 of acquisition costs.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.

Income Taxes

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such commencing with the taxable year in which the Company satisfies the minimum offering requirements.  The Company expects to have little or no taxable income prior to electing REIT status.  To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Subsequent Events

Status of the Offering

We commenced our ongoing initial public offering of $1,000,000,000 in shares of common stock on October 15, 2009. As of August 3, 2010 we had sold 490,324 shares of common stock in the offering, including 2,230 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $4,374,547.

 Distributions Paid

            On July 1, 2010 we paid distributions of $21,600 which related to distributions declared for each day in the period from June 1, 2010 through June 30, 2010.  On August 2, 2010, we paid distributions of $25,700, which related to distributions declared for each day in the period from July 1, 2010 through July 31, 2010.

 Distributions Declared

            On August 9, 2010, our board of directors declared distributions based on daily record dates for the period from August 1, 2010 through August 31, 2010, which we expect to pay in September 2010, distributions based on daily record dates for the period from September 1, 2010 through September 30, 2010, which we expect to pay in October 2010 and distributions based on daily record dates for the period from October 1, 2010 through October 31, 2010, which we expect to pay in November 2010. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2010 (Unaudited)	December 31, 2009

ASSETS
Real Estate:
Land	$12,766,000	$5,616,000
Buildings and improvements	67,943,141	23,634,000
Total real estate, cost	80,709,141	29,250,000
Less accumulated depreciation and amortization	(2,233,866)	(157,937)
Total real estate, net	78,475,275	29,092,063
Cash and cash equivalents	1,233,901	453,203
Restricted Cash	978,751	213,511
Rents, other receivables and prepaid expenses	162,705	125,162
Deferred financing, net	1,826,577	1,102,802

TOTAL ASSETS	$82,677,209	$30,986,741

LIABILITIES AND STOCKHOLDERS' EQUITY
Mortgage payable	$64,443,829	$23,400,000
Note payable	2,732,516	2,778,389
Accounts payable and accrued liabilities	1,246,712	219,882
Distributions payable	12,632	-
Total liabilities	68,435,689	26,398,271

Stockholders' equity
Bluerock Enhanced Multifamily Trust, Inc. equity:
Preferred stock, $0.01 par value, 50,000,000 shares
authorized; none issued and outstanding
Common stock, $0.01 par value, 249,999,000 shares
authorized; 407,404 shares issued and outstanding	4,074	372
Nonvoting convertible stock, $0.01 par value per share;
1,000 shares authorized, issued and outstanding	10	10
Additional paid-in-capital, net of costs	3,094,303	336,481
Deferred compensation - incentive shares	(195,000)	(120,000)
Cumulative distributions and net losses	(2,694,437)	(120,432)
Total Bluerock Enhanced Multifamily Trust, Inc.	208,950	96,431
Noncontrolling Interests	14,032,570	4,492,039

Total stockholders' equity	14,241,520	4,588,470
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$82,677,209	$30,986,741

See Notes to Condensed Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended	Six Months Ended
	June 30, 2010
Revenues
Rental revenue	$2,218,246	$3,120,344
Tenant reimbursements and other income	101,015	152,177
Total Revenues	2,319,261	3,272,521

Expenses
Property Operating Expenses	511,057	794,549
Property taxes and insurance	273,295	387,708
Management Fees	110,381	177,414
Acquisition Fees	576,126	576,126
General and Administrative	116,382	143,191
Depreciation and amortization	1,637,365	2,128,690
Total expenses	3,224,606	4,207,678

Operating income	(905,345)	(935,157)

Interest expense	908,429	1,295,388

Net Loss	(1,813,774)	(2,230,545)

Net loss attibutable to noncontrolling interests	1,118,353	1,328,885

Net loss attributable to the Company	$(695,421)	$(901,660)

Basic and diluted loss per share	$(3.75)	$(8.05)

Weighted average number of shares outstanding	185,336	111,977

See Notes to Condensed Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009 and the Six Months Ended June 30, 2010 (Unaudited)

	Convertible Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Deferred Compensation - Incentive Shares	Noncontrolling Interests	Cumulative Distributions	Net Loss (Income)	Total Stockholders' Equity
Balance, January 1, 2009	1,000	$10	22,200	$222	$200,768	$-	$-	$-	-	$201,000

Issuance of restricted stock, net			15,000	150	149,850	(120,000)				30,000
Deferred offering costs					(14,137)					(14,137)
Net Loss									(120,432)	(120,432)

Balance, December 31, 2009	1,000	$10	37,200	$372	$336,481	$(120,000)	$-	$-	$(120,432)	$96,431

Issuance of restricted stock, net			7,500	$75	74,925	(75,000)				-
Issuance of common stock			362,704	3,627	3,551,611					3,555,238
Deferred offering costs					(868,714)					(868,714)
Distributions declared							(315,857)	(27,603)		(343,460)
Net loss									(2,230,545)	(2,230,545)
Balance, June 30, 2010	1,000	$10	407,404	$4,074	$3,094,303	$(195,000)	$(315,857)	$(27,603)	(2,350,977)	$208,950

See Notes to Condensed Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

Cash flows from operating activities
Net loss		$ (901,660)
Noncontrolling interests in net loss of consolidated entity	$ (1,328,885)
Depreciation and amortization	2,128,690
Increase in receivables	(37,543)
Increase in deferred financing	(680,343)
Increase in accounts payable	1,026,830

Net cash flow from operations		207,089

Cash Flows from Investing Activities
Purchase of real estate	(51,459,141)
Escrow deposits	(1,192,262)
Net Cash Flows from Investing Activities		(52,651,403)

Cash Flows from Financing Activities
Distributions on Common Stock	(27,603)
Distributions to noncontrolling interests	(315,857)
Proceeds from mortgages	41,043,829
Proceeds from notes payable	2,511,258
Repayments on notes payable	(2,557,131)
Noncontrolling interest contributions	9,883,991
Issuance of common stock, net	2,686,525

Net Cash Flows from Financing Activities		53,225,012

Net change in cash and cash equivalents		780,698

Cash and cash equivalents at beginning of year		453,203

Cash and cash equivalents at June 30, 2010		$ 1,233,901

Supplemental Disclosure of Cash Flow Information:
Interest Paid		$ 939,803

Supplemental Disclosure of Noncash Transactions:
Distributions paid to common stockholders through common stock
issuances pursuant to the dividend reinvestment plan		$ 10,891

See Notes to Condensed Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010 (unaudited)

1. ORGANIZATION AND NATURE OF BUSINESS

Bluerock Enhanced Multifamily Trust, Inc. (“We” or the “Company”) was incorporated on July 25, 2008 under the laws of the state of Maryland. If we meet the qualification requirements, we intend to elect to be treated as a real estate investment trust or REIT for Federal income tax purposes. We were incorporated to raise capital and acquire a diverse portfolio of residential real estate assets.  Our day-to-day operations are managed by Bluerock Enhanced Multifamily Advisor, LLC, or our advisor, under an advisory agreement.  The current term of the advisory agreement ends October 14, 2010 and may be renewed by our board of directors for an unlimited number of successive one-year periods.  Our advisor is affiliated with us in that we and our advisor have common ownership and management.  The use of the words “we,” “us” or “our” refers to Bluerock Enhanced Multifamily Trust, Inc. and its subsidiary Bluerock Enhanced Multifamily Holdings, L.P., or our operating partnership, except where the context otherwise requires.

On August 22, 2008, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of $1,000,000,000 in shares and a minimum of $2,500,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers (our “Initial Public Offering”).  We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share. The SEC declared our registration statement effective on October 15, 2009 and we have retained Select Capital Corporation to serve as the dealer manager of the offering.  The dealer manager is responsible for marketing our shares in the ongoing Initial Public Offering.  As of May 20, 2010, we had received gross offering proceeds sufficient to satisfy the minimum offering amount for the Initial Public Offering. Accordingly we broke escrow with respect to subscriptions received from all states in which our shares are currently being offered.  As of August 3, 2010, we had accepted aggregate gross offering proceeds of $4,374,547.

We intend to use substantially all of the net proceeds from the ongoing Initial Public Offering to invest in a diverse portfolio of real estate and real estate-related assets.  As of August 3, 2010, we own, through joint venture partnerships, three multifamily real estate properties discussed in detail in Note 6 (Investments in Real Estate).

2.  INTERIM FINANCIAL INFORMATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, have been condensed or omitted in accordance with such rules and regulations, although management believes the disclosures are adequate to prevent the information presented from being misleading.  In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included.  Operating results for the three and six months ended June 30, 2010, are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

The balance sheet at December 31, 2009, has been derived from the audited financial statements at that date, but does not include all of the information and disclosures required by GAAP for complete financial statements.  For further information refer to the financial statements and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2009 contained in the Company’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 31, 2010.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

We intend to operate in an umbrella partnership REIT structure in which our wholly owned subsidiary, Bluerock Enhanced Multifamily Holdings, L.P., a Delaware limited partnership, which we refer to as our “Operating Partnership”, or wholly owned subsidiaries of our Operating Partnership, will own substantially all of the properties acquired on our behalf.

Because we are the sole general partner of our operating partnership and have unilateral control over its management and major operating decisions (even if additional limited partners are admitted to our operating partnership), the accounts of our operating partnership are consolidated in our company’s consolidated financial statements. All significant intercompany accounts and transactions will be eliminated in consolidation.  The Company will consider future majority owned and controlled joint ventures for consolidation in accordance with the provisions required by the Consolidation Topic of the FASB ASC.

 Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

Revenue Recognition

The Company will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease, and amounts expected to be received in later years will be recorded as deferred rents. The Company will record expense reimbursements due from tenants for utilities in the period the related expenses are incurred.

 Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.  There are no restrictions on the use of the Company’s cash as of June 30, 2010.

Restricted Cash

Restricted cash consists primarily of real estate tax, insurance and capital expenditure escrows required under mortgage loan terms and separate cash accounts related to tenant security deposits.

Real Estate Assets

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values, acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income. subsequent to the acquisition date. During the six months ended June 30, 2010, the Company acquired interests in two real estate assets and recorded each acquisition as a business combination and expensed $576,125 of acquisition costs.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods (the rate at which a market can absorb additional units of supply), and the number of years the property will be held for investment. The use of inappropriate assumptions would

Depreciation

Real estate costs related to the acquisition, development, construction, and improvement of properties will be capitalized. Repair and maintenance costs will be charged to expense as incurred and significant replacements and improvements will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings                                                                  25-40 years
Building improvements                                          10-25 years
Land improvements                                                20-25 years
Tenant origination and absorption costs            Remaining term of related lease

Impairment of Real Estate Assets

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company will assess the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset as required by the provisions of the Impairment or Disposal of Long Lived Assets Topic of the FASB ASC.  The company did not record any impairment loss on its real estate and related intangible assets and liabilities during the three months and the six months ended June 30, 2010.

Rents and Other Receivables

           The Company will periodically evaluate the collectability of amounts due from tenants and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. The Company will maintain an allowance for deferred rent receivable that arises from the straight-lining of rents. The Company will exercise judgment in establishing these allowances and consider payment history and current credit status of its tenants in developing these estimates.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financings that do not close are expensed in the period in which it is determined that the financing will not close. As of June 30, 2010 and December 31, 2009, the Company’s deferred financing costs were $648,896 and $175,530, respectively, net of amortization.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of the Equity Topic of the FASB ASC. This topic established a fair value based method of accounting for stock-based compensation and requires the fair value of stock-based compensation awards to amortize as an expense over the vesting period and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes.  Stock-based compensation awards are valued at the fair value on the date of grant and amortized as an expense over the vesting period.  During the six months ended June 30, 2010, 2,500 shares of stock were awarded to each of the three independent directors after their reelection to the board during the 2010 annual meeting of shareholders held March 15, 2010.

Concentration of Credit Risk

We invest our cash and cash equivalents among several banking institutions and money market accounts in an attempt to minimize exposure to any one of these entities. As of June 30, 2010 , we had cash and cash equivalents deposited in certain financial institutions in excess of federally-insured levels. We regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant credit risk in cash and cash equivalents.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. Other offering costs include all expenses to be incurred by the Company in connection with the Initial Public Offering. Organization costs include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company in the Initial Public Offering exceed 15% of gross offering proceeds. As a result, these costs are only a liability of the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company do not exceed 15% of the gross proceeds of the Initial Public Offering.

As of June 30, 2010 the Advisor has incurred, on behalf of the Company, organization and offering costs of approximately $3.6 million.. The Company met the minimum number of shares in the Initial Public Offering on May 20, 2010 and the costs paid by the Advisor on the Company’s behalf became a liability to the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the Initial Public Offering.  Gross offering proceeds as of June 30, 2010 were $3,557,097 and as such $177,855 was recognized as a liability to the Company.  When recorded by the Company, organization costs will be expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the advisor, the dealer manager or their affiliates from the gross proceeds of the offering.

Independent Director Compensation

The Company will pay each of its independent directors an annual retainer of $25,000. In addition, the independent directors will be paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended, (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended.  All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. In addition 5,000 shares of restricted stock were granted upon election to the board and 2,500 shares of restricted stock will be granted annually upon re-election to the board.  Director compensation is an operating expense of the

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JUNE 30, 2010 (unaudited)

Company  that is subject to the operating expense reimbursement obligation of the advisor discussed in Note 8, “Related Party Transactions.”

Income Taxes

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such commencing with the taxable year ending December 31, 2010.  The Company expects to have little or no taxable income prior to electing REIT status.  To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the  Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Per Share Data

Loss per basic share of common stock is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during such period. Diluted loss per share of common stock equals basic loss per share of common stock as there were no potentially dilutive shares of common stock for the six months ended June 30, 2010.

Reportable Segments

Our current business consists of investing in and operating multifamily communities. Substantially all of our consolidated net income is from investments in real estate properties that we own through co-investment ventures which we account for under the consolidation method of accounting. Our management evaluates operating performance on an individual investment level. However, as each of our investments has similar economic characteristics in our consolidated financial statements, the Company is managed on an enterprise-wide basis with one reportable segment.

4. NEW ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to the authoritative guidance on the consolidation of variable interest entities. This guidance eliminates exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its rights to receive benefits of an entity must be disregarded in evaluating whether an entity is a variable interest entity. This guidance was applicable to us beginning January 1, 2010. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued ASC Topic 855, Subsequent Events (“ASC 855”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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which an entity has evaluated subsequent events and the basis for that date. This ASC also requires public entities to evaluate subsequent events through the date that the financial statements are issued. ASC 855 is effective for interim periods and fiscal years ending after June 15, 2009. In February 2010, the FASB issued ASU No. 2010-09,  Subsequent Events (Topic 855) :  Amendments to Certain Recognition and Disclosure Requirement  (“ASU No. 2010-09”). ASU No. 2010-09 amends ASC 855 and eliminates the requirement to disclose the date through which subsequent events have been evaluated for SEC filers. ASU No. 2010-09 is effective upon issuance. The adoption of ASC 855 and ASU No. 2010-09 did not have a material impact on the Company’s consolidated financial statements.

5.  RECENT ACQUISITIONS OF REAL ESTATE

During the six months ended June 30, 2010, the Company acquired the following properties:

Property Name Location of Property	Acquisition Date	Land	Building and Improvements	Total Purchase Price
The Reserve at Creekside Chattanooga, TN	03/31/2010	$2,850,000	$11,400,000	$14,250,000

The Apartments at Meadowmont (1)	04/09/2010	$4,300,000	$32,700,000	$37,000,000

(1)	As of June 30, 2010, the purchase price allocation is preliminary and pending the receipt of information necessary to complete the valuation of certain tangible and intangible assets and liabilities.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

6.  INVESTMENTS IN REAL ESTATE

As of June 30, 2010, our portfolio consists of three properties held through consolidated joint ventures.  The following table provides summary information regarding our investments.

				Gross amount at which carried at close of period
Property Name	Location	Ownership %	Encumbrances	Land	Building and improvements	Total	Accumulated depreciation	Year of constuction	Date acquired

Springhouse at Newport News	Newport News, VA	37.5%	$23,400,000	$5,616,000	$23,819,878	$29,435,878	$1,441,998	1986	12/3/2009

The Reserve at Creekside Village	Chattanooga, TN	22.7%	12,500,000	2,850,000	11,446,441	14,296,441	207,671	2005	3/31/2010

The Apartments at Meadowmont	Chapel Hill, NC	16.25%	28,500,000	4,300,000	32,676,822	36,976,822	584,197	2001	4/9/2010

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

7.  MORTGAGES AND NOTES PAYABLE

Notes Payable

In connection with our investment in the Springhouse joint venture, on December 3, 2009, BEMT Springhouse LLC, a wholly owned subsidiary of our operating partnership (“BEMT Springhouse”), borrowed $3.2 million (the “BEMT Co-Investor Loan”) from Bluerock Special Opportunity + Income Fund, LLC (“BEMT Co-Investor”), an affiliate of our advisor. The BEMT Co-Investor Loan initially had a six-month term, maturing June 3, 2010, which was subsequently extended to December 3, 2010.  A partial repayment in the amount of $1.1 million was made on June 23, 2010. The note bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. As of June 30, 2010, the interest rate on the BEMT Co-Investor Loan was 7.00%. Interest on the loan will be paid on a current basis from cash flow distributed to us from BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”). The BEMT Co-Investor Loan is secured by a pledge of our indirect membership interest in BEMT Springhouse and a pledge of BEMT Springhouse’s membership interest in the Springhouse Managing Member JV Entity.

In connection with our investment in the Creekside joint venture, on June 30, 2010, BEMT Creekside LLC, a wholly owned subsidiary of our operating partnership (“BEMT Creekside”) entered into a loan agreement with Bluerock Special Opportunity + Income Fund II, LLC (“BEMT Co-Investor II”) pursuant to which it was authorized to borrow up to $1.1 million (the “BEMT Co-Investor II Creekside Loan”), with respect to which BEMT Co-Investor II advanced $541,932 in connection with closing.  The BEMT Co-Investor II Creekside Loan has a six-month term, maturing on September 30, 2010, and may be prepaid without penalty.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. As of June 30,, 2010, the interest rate on the BEMT Co-Investor II Creekside Loan was 7.00%.  Interest on the loan will be paid on a current basis from cash flow distributed to the Company from BR Creekside Managing Member, LLC (the “Creekside Managing Member JV Entity”). The BEMT Co-Investor II Creekside Loan is secured by a pledge of the Company’s membership interest in BEMT Creekside and a pledge of BEMT Creekside’s membership interest in the Creekside Managing Member JV Entity.

In connection with our investment in the Meadowmont joint venture, on April 9, 2010, BEMT Meadowmont, LLC, a wholly owned subsidiary of our operating partnership (“BEMT Meadowmont”) entered into a loan agreement with BEMT Co-Investor II pursuant to which it was authorized to borrow up to $2.6 million (the “BEMT Co-Investor II Meadowmont Loan”), of which BEMT Co-Investor II advanced $1.4 million at closing.  The BEMT Co-Investor II Meadowmont Loan had a six-month term, maturing October 9, 2010, and could be prepaid without penalty.  It boar interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan was paid on a current basis from cash flow distributed to us from the BR Meadowmont Managing Member, LLC (the "Meadowmont Managing Member JV Entity”). The BEMT Co-Investor II Meadowmont Loan was secured by a pledge of our membership interest in BEMT Meadowmont and a pledge of BEMT Meadowmont’s membership interest in the Meadowmont Managing Member JV Entity. The loan plus accrued interest was paid in full on June 8, 2010.

We expect to repay the Springhouse and Creekside notes upon maturity with the proceeds from our Initial Public Offering.  If we are unable to repay the principal amount upon maturity, we will seek to extend the loans or refinance.  If we cannot repay or refinance the notes, then we will lose our interest in the joint ventures.

Mortgages Payable

Springhouse

The acquisition of the Springhouse property by BR Hawthorne Springhouse JV, LLC (“Springhouse JV Entity”), a 75%-owned subsidiary of the Springhouse Managing Member JV Entity, was funded, in part, with a $23.4 million senior mortgage loan made to BR Springhouse, LLC (“BR Springhouse”), a wholly owned subsidiary of Springhouse JV Entity, by CW Capital LLC and subsequently sold to the Federal Home Loan Mortgage Corporation (Freddie Mac) (the “Senior Loan”), which Senior Loan is secured by the Springhouse property. The

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

Senior Loan has a 10-year term, maturing on January 1, 2020. The effective interest rate on the loan is fixed at 5.66% per annum, with interest-only payments for the first two years and fixed monthly payments of approximately $134,221 based on a 30-year amortization schedule thereafter.

Prepayment terms of the Senior Loan depend on whether the loan is securitized on or before January 1, 2011. If the loan is securitized, then a two-year lockout period from the date of funding applies, with BR Springhouse having the right to defease after the lockout period up to the third month prior to the maturity date, after which the loan may be prepaid in full without penalty. If the Senior Loan is not securitized on or before January 1, 2011, then yield maintenance payments will be required to the extent prepaid before the sixth month prior to the maturity date. During the period from the sixth month prior to the maturity date to the third month prior to the maturity date, a prepayment premium of 1% of the loan amount will be required and thereafter the loan may be prepaid without penalty.

Creekside

The acquisition of the Creekside property was funded with $2.323 million of gross equity from BR Hawthorne Creekside JV, LLC (the “Creekside JV Entity”), and a $12.5 million senior mortgage HUD loan assumed by BR Creekside, LLC, a wholly owned subsidiary of the Creekside JV entity, from the seller (the “Creekside Senior Loan”), which Creekside Senior Loan is secured by the Creekside Property.  The Creekside Senior Loan at origination was $12.9 million and has a 40-year term, maturing on June 1, 2045. The effective interest rate on the loan is fixed at 6% per annum, with fixed interest-and principal payments of $71,375 due monthly based on a 40-year amortization schedule.

Prepayment of the Creekside Senior Loan is prohibited before July 1, 2010.  On or after July 1, 2010 until June 30, 2015 a prepayment premium equal to a percentage of the principal balance would be due.  The prepayment premium is 5% on July 1, 2010 and reduces by 1% every July 1 until July 1, 2015 when the Creekside Senior Loan can be prepaid without penalty.

R. Ramin Kamfar and James G. Babb, III, who are executive officers and members of the board of directors of the Company, and Edward Harrington, Samantha Davenport and Shoffner Allison, who are Hawthorne affiliates, have guaranteed all recourse liabilities of BR Springhouse under the Springhouse Senior Loan and BR Creekside under the Creekside Senior Loan, including environmental indemnities.

Meadowmont

The acquisition of the Meadowmont property was funded with $9.3 million of gross equity from Bell BR Meadowmont JV, LLC (“the Meadowmont JV Entity”), and a $28.5 million senior mortgage loan made to the special purpose entity that holds title to the Meadowmont property (“BR Meadowmont”) by CWCapital LLC and subsequently sold to the Federal Home Loan Mortgage Corporation (Freddie Mac) (the “Meadowmont Senior Loan”), which Meadowmont Senior Loan is secured by the Meadowmont property.  The Meadowmont Senior Loan has a 10-year term, maturing on May 1, 2020. The effective interest rate on the loan is fixed at 5.55% per annum, with interest-only payments for the first two years and fixed monthly payments of approximately $162,715 based on a 30-year amortization schedule thereafter.

Prepayment terms of the Meadowmont Senior Loan depend on whether the loan is securitized on or before May 1, 2011.  If the loan is securitized, then a two-year lockout period from the date the Meadowmont Senior Loan is assigned to a REMIC trust applies, with BR Meadowmont having the right to defease after the lockout period up to the third month prior to the maturity date, after which the loan may be prepaid in full without penalty.  If the Meadowmont Senior Loan is not securitized on or before May 1, 2011, then yield maintenance payments will be required to the extent prepaid before the sixth month prior to the maturity date and during the period from the sixth month prior to the maturity date to the third month prior to the maturity date, a prepayment premium of 1% of the loan amount will be required, and thereafter the loan may be prepaid without penalty.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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R. Ramin Kamfar and James G. Babb, III, who are executive officers and members of the board of directors of the Company, Bell and Bell Fund III, Inc., an affiliate of Bell, have guaranteed all recourse liabilities of BR Meadowmont under the Meadowmont Senior Loan, including environmental indemnities.

8.   RELATED-PARTY TRANSACTIONS

In connection with our investment in the Springhouse, Creekside and Meadowmont properties, we entered into loan agreements with BEMT Co-Investor and BEMT Co-Investor II, the terms of which are described above in Note 7 (Mortgages and Notes Payable).

As of June 30, 2010, approximately $3.6 million of organizational and offering costs have been incurred on the Company’s behalf.  The Company is liable to reimburse these to the extent that selling commissions, dealer manager fees and organization and other offering costs incurred by the Company do not exceed 15% of the gross proceeds of the Initial Public Offering.  When recorded by the Company, organizational and offering costs will be expensed as incurred, and third-party offering costs will be deferred and charged to shareholders’ equity as such amounts are reimbursed to the advisor or its affiliates from the gross proceeds of the offering.

The advisor performs its duties and responsibilities as the Company’s fiduciary under an advisory agreement. The term of the current advisory agreement ends October 14, 2010 and may be renewed by our board of directors for an unlimited number of successive one-year periods. The advisor will conduct the Company’s operations and manage its portfolio of real estate and real estate-related investments under the terms of the advisory agreement.

Certain of the Company’s affiliates will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of its real estate investments

The Company will pay its advisor a monthly asset management fee for the services it provides pursuant to the advisory agreement. The asset management fee will be equal to one-twelfth of 1.0% of the higher of the cost or the value of each asset, where (A) cost equals the amount actually paid, excluding acquisition fees and expenses, to purchase each asset it acquires, including any debt attributable to the asset (including any debt encumbering the asset after acquisition), provided that, with respect to any properties the Company develops, constructs or improves, cost will include the amount expended by the Company for the development, construction or improvement, and (B) the value of an asset is the value established by the most recent independent valuation report, if available, without reduction for depreciation, bad debts or other non-cash reserves; provided, however, that 50% of the advisor’s asset management fee will not be payable until stockholders have received distributions in an amount equal to at least a 6.0% per annum cumulative, non-compounded return on invested capital, at which time all such amounts will become immediately due and payable. For these purposes, “invested capital” means the original issue price paid for the shares of the Company’s common stock reduced by prior distributions identified as special distributions from the sale of its asset. The asset management fee will be based only on the portion of the cost or value attributable to the Company’s investment in an asset if the Company does not own all of an asset. The Company will also pay the advisor a financing fee equal to 1% of the amount available under any loan or line of credit made available to the Company. The advisor may re-allow some or all of this fee to reimburse third parties with whom it may subcontract to procure such financing.

The advisor will also receive 1.75% of the purchase price of a property or investment for its services in connection with the investigation, selection, sourcing, due diligence and acquisition of that property or investment. The purchase price of a property or investment will equal the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. The purchase price allocable for joint venture investments will equal the product of (1) the purchase price of the underlying property and (2) the Company’s ownership percentage in the joint venture. The Company will pay the advisor an origination fee in lieu of an acquisition fee for services in connection with the investigation, selection, sourcing, due diligence, and acquisition of mortgage, subordinated, bridge or other

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

loans of 1.75% of the principal amount of the borrower’s loan obligation or of the purchase price of any loan the Company purchases including third- party expenses.

In addition, to the extent the advisor provides a substantial amount of services in connection with the disposition of one or more of the Company’s properties or investments (except for securities that are traded on a national securities exchange), the advisor will receive fees equal to the lesser of (A) 1.5% of the sales price of each property or other investment sold or (B) 50% of the selling commission that would have been paid to a third-party broker in connection with such a disposition. In no event may disposition fees paid to the advisor or its affiliates and unaffiliated third parties exceed in the aggregate 6% of the contract sales price

In addition to the fees payable to the advisor, the Company will reimburse the advisor for all reasonable and incurred expenses in connection with services provided to the Company, subject to the limitation that the Company will not reimburse any amount that would cause its total operating expenses at the end of four preceding fiscal quarters to exceed the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income determined (1) without reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of the Company’s assets for the period unless a majority of its independent directors has determined such expenses were justified based on unusual and non-recurring factors. The Company will not reimburse the advisor for personnel costs in connection with services for which the advisor receives acquisition, origination or disposition fees.

The Company has issued 1,000 shares of convertible stock, par value $0.01 per share to its advisor. The convertible stock will convert to shares of common stock if and when: (A) the Company has made total distributions on the then outstanding shares of its common stock equal to the original issue price of those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares or (B) subject to specified conditions, the Company lists its common stock for trading on a national securities exchange. A “listing” will be deemed to have occurred on the effective date of any merger of the Company in which the consideration received by the holders of the Company’s common stock is the securities of another issuer that are listed on a national securities exchange. Upon conversion, each share of convertible stock will convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” (as defined in its charter) plus the aggregate value of distributions paid to date on the outstanding shares of its common stock over the (2) aggregate purchase price paid by the stockholders for those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock, in each case calculated as of the date of the conversion. In the event an event triggering the conversion occurs after the advisory agreement with the advisor is not renewed or terminates (other than because of a material breach by the advisor), the number of shares of common stock the advisor will receive upon conversion will be prorated to account for the period of time the advisory agreement was in force.

The Company will pay Bluerock REIT Property Management, LLC, a wholly owned subsidiary of the advisor, a property management fee equal to 4% of the monthly gross income from any properties it manages. Alternatively, the Company may contract property management services for certain properties directly to non-affiliated third parties, in which event the Company will pay the advisor an oversight fee equal to 1% of monthly gross revenues of such properties.

All of the Company’s executive officers and some of its directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the advisor and other Bluerock-affiliated entities as well as executive officers and directors of the Company.  As a result, they owe fiduciary duties to each of these entities, their members and limited partners and investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

Some of the material conflicts that the advisor or its affiliates will face are: 1) the determination of whether an investment opportunity should be recommended to the Company or another Bluerock-sponsored program or Bluerock-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

professionals among the Company, other Bluerock-sponsored programs and Bluerock-advised investors, and the activities in which they are involved; 3) the fees received by the advisor and its affiliates in connection with transactions involving the purchase, origination, management and sale of investments regardless of the quality of the asset acquired or the service provided the Company; and 4) the fees received by the advisor and its affiliates in connection with the Company’s public offering of equity securities.

9.   STOCKHOLDERS’ EQUITY

Common Stock

The Company is offering and selling to the public up to 100,000,000 million shares of its $.01 par value common stock for $10.00 per share, with discounts available for certain categories of purchasers. The Company is also offering up to 30,000,000 shares of its $.01 par value common stock to be issued pursuant to its distribution reinvestment plan at $9.50 per share.

As of June 30, 2010 the Company had 407,404 shares of common stock outstanding, including 22,500 shares of restricted stock issued to our independent directors for no cash, and 22,200 shares owned by our Advisor for cash of approximately $0.2 million.

Convertible Stock

The Company has issued to its advisor 1,000 shares of its convertible stock for an aggregate purchase price of $1,000. Upon certain conditions, the convertible stock will convert to shares of common stock with a value equal to 15% of the excess of (i) the Company’s enterprise value (as defined in its charter) plus the aggregate value of distributions paid to stockholders over (ii) the aggregate purchase price paid by stockholders for the Company’s shares plus a 8% cumulative, non-compounded, annual return on the original issue price paid for those outstanding shares.

Share Repurchase Plan

The Company’s board of directors has approved a share repurchase plan. The share repurchase plan allows for share repurchases by the Company when certain criteria are met.

 Stock-based Compensation for Independent Directors

The Company’s independent directors received an automatic grant of 5,000 shares of restricted stock on the effective date of the public offering and will receive an automatic grant of 2,500 shares of restricted stock when such directors are reelected at each annual meeting of the Company’s stockholders thereafter. Each person who thereafter is elected or appointed as an independent director will receive an automatic grant of 5,000 shares of restricted stock on the date such person is first elected as an independent director and an automatic grant of 2,500 shares of restricted stock when such director is reelected at each annual meeting of the Company’s stockholders thereafter. To the extent allowed by applicable law, the independent directors will not be required to pay any purchase price for these grants of restricted stock. The restricted stock will vest 20% at the time of the grant and 20% on each anniversary thereafter over four years from the date of the grant. All restricted stock may receive distributions, whether vested or unvested. The value of the restricted stock to be granted is not determinable until the date of grant. As of June 30, 2010 7,500 shares of restricted stock has been granted to each of the three independent directors.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
JUNE 30, 2010 (unaudited)

Distributions

The Company paid its first distribution effective June 1, 2010.  Distributions, including distributions paid by issuing shares under the Dividend Reinvestment Plan (“DRIP”), for the six months ended June 30, 2010 were as follows:

	Distributions
2010	Declared	Paid
Second Quarter	$27,603	$6,552

Distributions Declared

On March 15, 2010, the Company’s board of directors declared distributions based on daily record dates for the period from May 20, 2010 through May 31, 2010, which the Company paid in June 2010, distributions based on daily record dates for the period from June 1, 2010 through June 30, 2010, which the Company paid in July 2010 and distributions based on daily record dates for the period from July 1, 2010 through July 31, 2010, which the Company paid in August 2010. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

10.  ECONOMIC DEPENDENCY

The Company is dependent on the advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

11.  SUBSEQUENT EVENTS

Pursuant to the Subsequent Events Topic of FASB ASC, we have reviewed all subsequent events and transactions that occurred after our June 30, 2010 unaudited consolidated balance sheet date through the time of filing our quarterly report on Form 10-Q on August 12, 2010.

Status of the Offering

For the period July 1, 2010 through August 3, 2010, the Company sold approximately 82,830 shares of common stock for gross proceeds of approximately $817,450 including issuances through our DRIP.

Distributions Paid

On July 1, 2010, the Company paid total distributions of approximately $21,000, of which $12,600 was cash distributions and $8,400 was funded by issuing shares pursuant to our DRIP, relating to distributions declared each day in the month of June 2010.  On August 2, 2010, the Company paid total distributions of approximately $25,705, of which $15,400 was cash distributions and $10,305 was funded by issuing shares pursuant to our DRIP, relating to distributions declared each day in the month of July 2010.